
United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 23, 2018

Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company. [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 2.02. Results of Operations and Financial Condition.

On February 23, 2018, MGE Energy, Inc. (the Company) issued a press release announcing its fourth quarter 2017 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 23, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: February 23, 2018

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Executive Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 23, 2018

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 23, 2018.

EXHIBIT 99.1

News

MGE Energy Reports Fourth-Quarter Earnings

Madison, Wis., Feb. 23, 2018—MGE Energy, Inc. (Nasdaq: MGEE) today reported financial results for the fourth quarter and full year 2017.

MGE Energy's GAAP (Generally Accepted Accounting Principles) earnings for the full year of 2017 were $97.6 million, or $2.82 per share, compared to $75.6 million, or $2.18 per share, for the same period in the prior year. Earnings for 2017 included a 62 cent per share one-time, non-cash tax benefit from nonregulated operations as a result of the Tax Cuts and Jobs Act (Tax Act) and a 3 cent per share expense from a voluntary contribution to the Madison Gas and Electric Foundation. Excluding these amounts, adjusted non-GAAP earnings were $2.23 per share for the full year of 2017 compared to $2.18 per share in 2016.

MGE Energy's GAAP earnings for the fourth quarter of 2017 were $36.1 million, or $1.04 per share, compared to $14.5 million, or 42 cents per share, in the fourth quarter of 2016. Earnings for the fourth quarter of 2017 included a 62 cent per share one-time, non-cash tax benefit from nonregulated operations as a result of the Tax Act and a 3 cent per share expense from a voluntary contribution to the Madison Gas and Electric Foundation.

Adjusted non-GAAP earnings were 45 cents per share in the fourth quarter of 2017 compared to 42 cents per share in the fourth quarter of 2016. The increase in adjusted earnings was driven by customer growth and colder weather during the quarter. There were approximately 2,000 more electric and approximately 4,000 more gas customers in 2017, primarily driven by residential customer growth.

The tables below include a reconciliation of GAAP to adjusted earnings per share (EPS).

	Three Months Ended December 31,		For the Years Ended December 31,	
	2017	**2016**	**2017**	**2016**
MGE Energy GAAP	$1.04	$0.42	$2.82	$2.18
Tax benefit from the Tax Act	(0.62)	-	(0.62)	-
Voluntary contribution (net of tax)	0.03	-	0.03	-
MGE Energy adjusted EPS	$0.45	$0.42	$2.23	$2.18

Non-GAAP earnings measures

We have provided adjusted earnings (non-GAAP earnings) in this press release as a complement to, and not as an alternative to, reported earnings presented in accordance with GAAP. Adjusted earnings exclude a one-time reduction in income tax expense related to a remeasurement of our deferred taxes as a result of the Tax Cuts and Jobs Act of 2017 and an expense associated with a voluntary contribution. We believe the adjusted earnings provide a measure to understand and compare the company's base operating performance across periods. Therefore, we believe that the presentation of adjusted earnings is relevant and useful to investors to understand MGE Energy's operating performance. Management uses such measures internally to evaluate the company's performance and manage its operations. MGE Energy's management also uses income from continuing operations, as adjusted, to determine performance-based compensation.

About MGE Energy

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to 151,000 customers in Dane County, Wis., and purchases and distributes natural gas to 158,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per share amounts)
(Unaudited)

Three Months Ended December 31,	2017	2016
Operating revenue	$140,274	$138,925
Operating income	$26,274	$23,958
Net income	$36,134	$14,502
Earnings per share (basic and diluted)	$1.04	$0.42
Weighted average shares outstanding (basic and diluted)	34,668	34,668

For the Years Ended December 31,	2017	2016
Operating revenue	$563,099	$544,745
Operating income	$128,736	$128,228
Net income	$97,606	$75,560
Earnings per share (basic and diluted)	$2.82	$2.18
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Contact

Dana Brueck
Manager - Corporate Communications
608-252-7282 | dbrueck@mge.com